THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

May 13, 2008

Mr. Larry L. Greene Senior Counsel Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:

Davlin Philanthropic Funds

File Nos. 333-149064, 811-22178 (the "Fund")

Dear Mr. Greene:

On May 2, 2008, the Fund submitted Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.  On May 8, 2008, and May 13, 2008, we received your additional comments (by telephone) and our response to your comments is set forth below.

Comment No. 1:  In the first paragraph under the heading “The Fund’s Principal Philanthropic Strategies,” please revise the following sentence by inserting the phrase indicated with italics: Investors do not directly control the process for selecting the charities that receive donations, or the amount received by each charity.

Response:  The disclosure has been revised as suggested.

Comment No. 2:  The Fund indicates in the Statement of Additional Information that the Fund may invest up to 50% of its assets in underlying funds.  Please confirm that these investments are permitted under the Investment Company Act and the rules thereunder.

Response:  As explained in the Statement of Additional Information, Section 12(d)(1)(F) of the Investment Company Act states that the “5% limitation” and “10% limitation” on investing in other investment companies do not apply to no-load funds.  Therefore, the only limitation imposed by Section 12(d)(1) that is applicable to the Fund is the limitation that the Fund may not own more than 3% of the outstanding voting stock of any one investment company.  The Fund intends to comply with the “3% limitation.”

Comment No. 3:  The discussion in the Statement of Additional Information regarding disclosure of portfolio holdings indicates that “The Fund has only limited ongoing arrangements to release portfolio holdings information on a daily basis to the adviser, administrator, transfer agent, fund accounting agent and custodian and on an as-needed basis to other third parties providing services to the Fund.”  You asked that we acknowledge that the Fund will be required to make additional disclosures describing the specific arrangements as additional third parties are given access to this information.

Response:  The Fund will update its disclosure documents as additional third parties are provided access on an ongoing basis to information regarding the Fund’s portfolio holdings.

Comment 4:  It is unclear why investors would surrender the tax deduction for the charitable contribution. Moreover, letting any increase in share price to accumulate and then donating the appreciated shares is a superior tax strategy because the shareholder deducts the full amount without any unrealized appreciation into income.   Disclose in the prospectus that there may be more tax efficient charitable contribution strategies than investing in the Fund.

Response:  The risk disclosure in Item 2 titled “Donation Risk: has been revised as indicated below.

Donation Risk.  If the Fund does not grow in a meaningful way, or if the Fund’s expenses increase, the adviser will not achieve the economies of scale necessary for it to waive fees and the Fund’s donations will not increase beyond 0.50%.  If the Fund incurs any expenses that the adviser is unwilling or unable to pay, the Fund’s charitable contribution could drop below 0.50%.   There may be more tax efficient contribution strategies than investing in the Fund.

The Fund has authorized us to acknowledge on its behalf that:

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the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

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should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

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the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 513-352-6725.

Sincerely,

/s/ JoAnn Strasser

JoAnn M. Strasser